SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[ X ] Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 [fee required] for the plan year ended December 31, 2002.

OR

[     ] Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934 [no fee required]

Commission file number 0-24557

A.  Full title of the Plan:

CARDINAL FINANCIAL CORP. 401(k) PLAN

B.  Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

CARDINAL FINANCIAL CORPORATION

8270 GREENSBORO DRIVE, SUITE 500

MCLEAN, VA 22102

(703) 584-3400

REQUIRED INFORMATION

1)

Audited Financial Statements

•

Independent Auditors’ Report

•

Statement of Assets Available for Benefits as of December 31, 2002  and 2001 (modified cash basis)

•

Statement of Changes in Assets Available for Benefits for the year ended December 31, 2002 (modified cash basis)

•

Notes to Financial Statements

2)

Exhibits

•

23 – Independent Auditors’ Consent

•

99.1 – Certification of President and Chief Executive Officer Pursuant to 18 U.S.C. Section 1350

•

99.2 – Certification of Executive Vice President and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350

•

99.3 – Certification of Senior Vice President and Director of Human Resources Pursuant to 18 U.S.C. Section 1350

•

99.4 – Certification of Vice President and Controller Pursuant to 18 U.S.C. Section 1350

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Cardinal Financial Corporation, as Plan Administrator of the Cardinal Financial Corp. 401(k) Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CARDINAL FINANCIAL CORP. 401(k) PLAN

DATE: June 30, 2003

/s/ Bernard H. Clineburg

Bernard H. Clineburg

Chairman, President and Chief Executive Officer

CARDINAL FINANCIAL CORP. 401(k) PLAN

Financial Statements and Supplemental Schedules

(Modified Cash Basis)

December 31, 2002 and 2001

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Board of Directors
Cardinal Financial Corp. 401(k) Plan:

We have audited the accompanying statements of assets available for benefits (modified cash basis) of the Cardinal Financial Corp. 401(k) Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in assets available for benefits (modified cash basis) for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Cardinal Financial Corp. 401(k) Plan as of December 31, 2002 and 2001, and the changes in assets available for benefits for the year ended December 31, 2002, on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (modified cash basis) as of and for the plan year ended December 31, 2002 of Assets Held at End of Year (schedule I) and Reportable Transactions (schedule II) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KMPG LLP

McLean, Virginia

June 19, 2003

CARDINAL FINANCIAL CORP. 401(k) PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2002 and 2001

 (1)

Description of Plan

The following description of the Cardinal Financial Corp. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions.

(a)

General

The Plan is a defined contribution plan sponsored by Cardinal Financial Corporation (the Employer), covering all full-time employees of the Employer who have at least one month of service.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The plan year is the same as the Employer’s fiscal year.

(b)

Contributions

Each pay period, eligible participants may contribute, on a pre-tax basis, up to 100% of their eligible compensation for that pay period, as defined by the Plan.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers nine mutual funds and one Employer sponsored common stock fund as investment options for participants.  Employer contributions are discretionary and determined by the Employer based on approval of the Board of Directors.  Contributions are subject to certain limitations.

(c)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000. Loan terms range from one to five years, but may exceed five years for the purchase of a primary residence.  The loans are collateralized by the balance in the participant’s account and bear interest at rates that range from 5.70% to 7.75%, which are commensurate with prevailing market rates.  Principal and interest are paid ratably through biweekly payroll deductions.  Participants are limited to one outstanding loan.  As of December 31, 2002 and 2001, participant loans totaled $4,271 and $5,241, respectively.

(d)

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of Employer contributions and Plan earnings or losses, and may be charged with an allocation of investment expenses. Allocations are based on participant contributions and account balances, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Employer’s contribution portion of their accounts plus actual earnings thereon varies, but in general, begins after one year of service increasing 20% each year until 100% vested after five years of service. All participants become fully vested upon death, termination of employment due to disability, or upon attainment of the normal retirement age of 65.

CARDINAL FINANCIAL CORP. 401(k) PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2002 and 2001

 (g)

Payment of Benefits

On termination of service due to death, disability or retirement at age 65, a participant with a vested account balance greater than $5,000 may elect to receive a lump sum distribution or periodic payments equal to the value of the participant’s vested interest in his or her account. A participant with an account balance of $5,000 or less must take a lump sum distribution.

(h)

Forfeited Amounts

On termination of service, the nonvested portion of a participant’s employer contributions are used to reduce the future amount of employer matching contributions.  At December 31, 2002 and 2001, forfeited nonvested accounts available to reduce employer contributions totaled zero and $450, respectively.

(i)

Administrative and Investment Expenses

Administrative expenses are paid by the Employer. Investment expenses are paid by the Plan and are allocated to the participants based on account balances.

(2)

Summary of Significant Accounting Policies

(a)

Basis of Accounting

The financial statements and supplemental schedules of the Plan are prepared using a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.  This basis differs from accounting principles generally accepted in the United States of America in that the Plan recognizes contributions and investment income when received, rather than as earned.

(b)

Use of Estimates

The preparation of financial statements prepared using a modified cash basis of accounting requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from assets during the reporting period. Actual results could differ from the estimates.

(c)

Investment Valuation and Income Recognition

Investments are stated at fair value. Shares of mutual funds and the Employer common stock fund are valued using quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Loans to participants are valued at amortized cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. As described in Note 2(a) above, investment income is recorded when received.

(d)

Payment of Benefits

Benefits are recorded when paid.

CARDINAL FINANCIAL CORP. 401(k) PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2002 and 2001

(3)

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(4)

Investments

The following tables present the fair value of investments that represent 5% or more of the Plan’s assets at December 31, 2002 and 2001:

CARDINAL FINANCIAL CORP. 401(k) PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2002 and 2001

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $293,013, as follows:

(5)

Related Party Transactions

The Cardinal Financial Corporation Common Stock Fund is a unitized stock fund invested in securities issued by the Employer.  Transactions involving this common stock fund qualify as party-in-interest transactions.

(6)

Tax Status

The Plan has received an IRS determination letter.  In addition, the Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

Schedule I

CARDINAL FINANCIAL CORP. 401(k) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
(Modified Cash Basis)
December 31, 2002

Identity of issuer, borrower, lessor, or similar party	Description of investment		Current value
Legg Mason Cash Reserve	Mutual Fund	$	87,998
Frankllin US Govt Securities	Mutual Fund		11,430
Investment Co. of America	Mutual Fund		124,090
Washington Mutual Investors	Mutual Fund		126,179
Growth Fund of America	Mutual Fund		65,709
Legg Mason Value Trust	Mutual Fund		36,687
American Bond Fund	Mutual Fund		55,537
Lord Abbett Research SM Cap	Mutual Fund		47,121
Putnam International Growth	Mutual Fund		85,622
Cardinal Financial Corporation Common Stock Fund*	Common Stock Fund		696,834
Participant loans*	2 participant loans with interest rates from 5.70% to 7.75%		4,271
Total		$	1,341,478

*Party-in-interest

See accompanying independent auditors' report.

EXHIBIT INDEX

Exhibit No.

Document

23.1

Independent Auditors’ Consent

99.1

Certification of President and Chief Executive Officer Pursuant to 18 U.S.C. Section 1350

99.2

Certification of Executive Vice President and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350

99.3

Certification of Senior Vice President and Director of Human Resources Pursuant to 18 U.S.C. Section 1350

99.4

Certification of Vice President and Controller Pursuant to 18 U.S.C. Section 1350